SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

C3IS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y18284 102

(CUSIP Number)

Harry N. Vafias

c/o C3is Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y18284 102	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%**
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on 8,744,700 shares of common stock, par value $0.01 per share (the “Common Stock”), of C3is Inc. outstanding. This excludes 4,765,000 shares of Common Stock issuable upon exercise of Class A Warrants to purchase shares of Common Stock at an exercise price of $1.05 per share, and shares of Common Stock issuable upon conversion of outstanding Series A Convertible Preferred Stock, with a conversion price of $1.05.

CUSIP No. Y18284 102	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 864,414**
	8	SHARED VOTING POWER 7,401
	9	SOLE DISPOSITIVE POWER 864,414**
	10	SHARED DISPOSITIVE POWER 7,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,815**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.97%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Based on 8,744,700 shares of common stock, par value $0.01 per share (the “Common Stock”), of C3is Inc. outstanding. This excludes 4,765,000 shares of Common Stock issuable upon exercise of Class A Warrants to purchase shares of Common Stock at an exercise price of $1.05 per share, and shares of Common Stock issuable upon conversion of outstanding Series A Convertible Preferred Stock, with a conversion price of $1.05.

**

Includes 770,960 restricted shares of Common Stock outstanding as of the date hereof, of which 385,480 vest on November 6, 2024 and 385,480 vest on November 6, 2025. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of C3is Inc., a Marshall Islands corporation (the “Issuer”). The principal executive office of the Issuer is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”). The principal business of Flawless is investing in securities. The business address of each of the Reporting Persons is c/o C3is Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The sole officer and director of Flawless is Harry N. Vafias who is the Director, President, Secretary and Treasurer of Flawless. Harry N. Vafias is an individual of Greek citizenship who is the Non-Executive Chairman of the Issuer and the Chief Executive Officer, President and a director of Imperial Petroleum Inc. and the Chief Executive Officer, President, Chief Financial Officer and a director of StealthGas Inc.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 21, 2023, Imperial Petroleum Inc. effected a spin-off distribution (the “Spin-Off Distribution”) of all of the outstanding shares of Common Stock of the Issuer, which was formed to act as the holding company for two drybulk carriers owned by Imperial Petroleum Inc., to stockholders and warrantholders of Imperial Petroleum as of the close of business on June 13, 2023, who, including the Reporting Persons, received one share of the Issuer’s Common Stock for every eight shares of Imperial Petroleum Inc. common stock owned at the close of business on June 13, 2023. In the Spin-Off Distribution, on June 21, 2023, Flawless and Mr. Vafias acquired 7,401 shares and 100,855 shares (including the 7,401 shares acquired by Flawless) of Common Stock, respectively, in respect of the shares of Imperial Petroleum Inc. common stock owned by such Reporting Persons as of the close of business on June 13, 2023.

On November 6, 2023, Mr. Vafias acquired, as compensatory awards, 770,960 shares of restricted Common Stock, 50% of which vest on November 6, 2024 and the remaining 50% of which vest on November 6, 2025, subject to satisfaction of the time-based vesting terms.

As described above, Mr. Vafias is the Chief Executive Officer, President and a director of Imperial Petroleum Inc., which owns 600,000 shares of the Issuer’s outstanding Series A Convertible Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share, which is convertible, at the holder’s option, into Common Stock at a current conversion price of $1.05.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Vafias serves as the Non-Executive Chairman of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Persons’ review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5.	Interest in Securities of the Issuer

(a) See Items 11 and 13 on the cover pages to this Statement for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) Other than as set forth in response to Item 3 above, no other transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the relationships described in the responses to Items 2, 3, 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons identified in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 16, 2023, among Flawless Management Inc. and Harry N. Vafias.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias

EXHIBIT INDEX

The following is filed as an Exhibit to this Schedule 13D:

Exhibit 1: Joint Filing Agreement, dated November 16, 2023, between Flawless Management Inc. and Harry N. Vafias.